UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934
(Amendment No. 6)*

GENOMIC HEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

37244101

(CUSIP Number)

Randal W. Scott

Executive Chairman

Genomic Health Inc.

301 Penobscot Drive

Redwood City, CA 94063

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  §§240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Randal W. Scott, Ph.D.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,566,910

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,566,910

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,566,910

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%

14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This schedule relates to the Common Stock, par value $0.0001 per share, (“Common Stock”) of Genomic Health, Inc., a Delaware corporation (“the Company”).  The address of the principal executive offices of the Company is 301 Penobscot Drive, Redwood City, CA  94063.

Item 2.	Identity and Background
(a) Name of Reporting Person Randal W. Scott, Ph.D.
(b) Principal Business Address 301 Penobscot Drive Redwood City, CA 94063
(c)

Present Principal Occupation or Employment
Effective March 1, 2012, Dr. Scott will be the Chief Executive Officer of a wholly-owned subsidiary of the Company to be formed and is a Director of the Company. At December 31, 2011, Dr. Scott was Executive Chairman of the Board of Directors of the Company.

(d) Dr. Scott has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar civil infractions or misdemeanors).
(e)

Dr. Scott has not, during the past five years, been a party to a civil proceeding as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Dr. Scott is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
The Common Stock holdings set forth in Item 5. below, excluding exercisable options to purchase shares, were purchased by Dr. Scott using his personal funds.

Item 4.	Purpose of Transaction

Dr. Scott owns the securities of the Company for investment purposes and may from time to time increase or decrease his position in the Company’s securities.  Dr. Scott does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D, as amended, except as may occur as a result of his position as an executive officer or director of the Company or would occur as a result of the purchase of additional securities of the Company. Dr. Scott intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, he may in the future take such actions with respect to the investments in the Company as he deems appropriate including, without limitation, purchasing shares of Common Stock or selling some or all of the shares of Common Stock or changing his intention with respect to any and all matters referred to in subparagraphs (a) — (j) of Item 4.

Item 5.	Interest in Securities of the Issuer
(a)

The aggregate percentage of Common Stock reported owned beneficially by Dr. Scott is based upon 29,761,022 shares outstanding as of December 31, 2011. Dr. Scott beneficially owned 1,566,910 shares of Common Stock as of December 31, 2011, constituting approximately 5.3% of the shares of Common Stock outstanding. The 1,566,910 shares of Common Stock included 1,361,146 shares owned directly by Dr. Scott, 12,298 shares indirectly held through Morgan Stanley DW Inc. as Custodian for Randal W. Scott, IRA, 3,466 shares held for the benefit of Dr. Scott’s children, of which Dr. Scott’s sister is trustee, and options to purchase 190,000 shares of Common Stock that were subject to outstanding options at December 31, 2011, 132,499 of which are exercisable within 60 days of December 31, 2011 and 57,501 of which will continue to vest in accordance with the vesting terms described in Item 6. below.

	(b)	Dr. Scott has sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,566,910 shares of Common Stock.
(c)

On January 10, 2012, Dr. Scott sold 10,000 shares of Common Stock at an average price of $27.353 per share. On January 11, 2012, Dr. Scott sold 10,000 shares of Common Stock at an average price of $27.5612 per share. These sales were made pursuant to a sales plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, adopted by Dr. Scott on August 6, 2010, that provided for the sale of up to 240,000 shares of the Company’s Common Stock. On February 9, 2012, Dr. Scott sold 10,000 shares of Common Stock at an average price of $26.1029 per share. On February 10, 2012, Dr. Scott sold 10,000 shares of Common Stock at an average price of $26.2495 per share. These sales were made pursuant to a sales plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, adopted by Dr. Scott on November 11, 2011, that provides for the sale of up to 436,000 shares of the Company’s Common Stock. Subsequent to December 31, 2011, Dr. Scott vested with respect to options to purchase an additional 13,333 shares of Common Stock.

	(d)	Not applicable
	(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Option Grants

Outstanding option grants are governed by stock option agreements between the Company and Dr. Scott pursuant to the Company’s Amended and Restated 2005 Stock Incentive Plan (the “2005 Plan”), a copy of which has been filed with the Securities and Exchange Commission as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009.

Each of Dr. Scott’s stock options vest at a rate of 25% on the first anniversary of the grant date, with the remaining balance vesting in equal monthly installments over the following three years, and expire 10 years from the date of grant.  The vesting of Dr. Scott’s options will be accelerated upon the occurrence of specified events. Dr. Scott’s outstanding stock option grants through February 5, 2012 are summarized in the table below:

Grant Date	Option Plan	No. of Shares Granted	Exercise Price

November 30, 2006	2005 Plan	40,000	$18.89
December 6, 2007	2005 Plan	30,000	$23.31
December 4, 2008	2005 Plan	40,000	$17.33
February 18, 2010	2005 Plan	40,000	$17.18
January 27, 2011	2005 Plan	40,000	$22.98
February 5, 2012	2005 Plan	40,000	$29.34

Total		230,000

Restricted Stock Units

On January 27, 2011, Dr. Scott was awarded 4,500 restricted stock units. The restricted stock units will vest as to 1/3 of the shares on February 15, 2012, 1/3 of the shares on February 15, 2013 and 1/3 of the shares on February 15, 2014.

On February 5, 2012, Dr. Scott was awarded 4,600 restricted stock units. The restricted stock units will vest as to 1/3 of the shares on February 15, 2013, 1/3 of the shares on February 15, 2014 and 1/3 of the shares on February 15, 2015.

The 1,566,910 shares of Common Stock beneficially owned by Dr. Scott at December 31, 2011 do not include any of the above-referenced restricted stock units.

Rule 10b5-1 Plans

On August 7, 2009, Dr. Scott entered into a plan to sell Common Stock of the Company in accordance with Rule 10b5-1 of the Securities Exchange Act of

1934. Dr. Scott’s plan, which provided for the sale of up to 20,000 shares per month, up to a maximum of 240,000 shares, of the Company’s Common Stock, terminated on January 31, 2011.

On August 6, 2010, Dr. Scott entered into a plan to sell Common Stock of the Company in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.  Dr. Scott’s plan, which provided for the sale of up to 20,000 shares per month, up to a maximum of 240,000 shares, of the Company’s Common Stock, terminated on January 31, 2012.

On November 11, 2011, Dr. Scott entered into a plan to sell Common Stock of the Company in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.  Dr. Scott’s plan provides for the sale of up to 50,000 shares per month, up to a maximum of 436,000 shares, of the Company’s Common Stock and terminates upon the earlier of the sales of all 436,000 shares under the plan or December 11, 2013.

Item 7.	Material to be Filed as Exhibits
None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

	By:	/s/ Randal W. Scott
Randal W. Scott, Ph.D.